UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                GB Holdings, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                    36150A109

                                 (CUSIP Number)

                               Marc Weitzen, Esq.

                             Icahn Associates Corp.

                          767 Fifth Avenue, 47th Floor

                            New York, New York 10153

                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 8, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
                           7,255,422

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                           7,255,422

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           7,255,422

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           72.55%

14       TYPE OF REPORTING PERSON*
                           IN

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Larch LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  1,315,211

8        SHARED VOTING POWER


9        SOLE DISPOSITIVE POWER
                  1,315,211

10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,315,211

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.15%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Cyprus, LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                   5,940,211

8        SHARED VOTING POWER


9        SOLE DISPOSITIVE POWER
                   5,940,211

10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,940,211

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  59.40%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
                  5,940,211

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
                  5,940,211

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,940,211

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  59.40%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
                  5,940,211

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
                  5,940,211

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,940,211

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  59.40%

14       TYPE OF REPORTING PERSON*
                  CO

Item 1.  Security and Issuer

                  This statement relates to common stock, par value $.01 per share ("Shares"), of GB Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is c/o Sands Hotel and Casino, Indiana Avenue and Brighton Park, Atlantic City, New Jersey 08401. As a result of the transaction referred to in Item 3, Registrants are filing this Schedule 13D in lieu of the Schedule 13G they would have filed on this date.

Item 2.  Identity and Background

                  The persons filing this statement are Larch LLC, a Delaware limited liability company ("Larch"), Cyprus, LLC, a Delaware limited liability company ("Cyprus"), Barberry Corp., a Delaware corporation ("Barberry"), Starfire Holding Corporation, a Delaware corporation ("Starfire" and collectively with Larch, Cyprus, Starfire and Barberry, the "Icahn Entities"), and Carl C. Icahn, a citizen of the United States of America, all having 100 South Bedford Road, Mt. Kisco, New York 10549 as their principal business address, except for Mr. Icahn whose principal business address is 767 Fifth Avenue, New York, New York 10153.

                  Each of Larch, Barberry and Starfire are wholly-owned by Mr. Icahn. Starfire is the managing member of Cyprus. Mr. Icahn is(i) the sole director and the Chairman of the Board, President and Secretary of Barberry, (ii) the sole member of Larch, and (iii) [the sole director and President of Starfire]. As a result of Mr. Icahn's ownership of and position(s) with Larch, Starfire and Barberry, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Icahn Entities.

                  Each of Cyprus and Larch is principally engaged in the business of investing in and holding securities of the Issuer. Barberry is principally engaged in the business of acting as the general partner of Cyprus and investing in and holding securities of various entities. Mr. Icahn's principal occupation is acting as President and a director of Starfire, and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

                  Except as  described  on Exhibit  F,  neither  Larch,  Cyprus,
                  Starfire, Barberry or Mr. Icahn, nor any director, general partner, member or executive officer of any of the Icahn Entities, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  On  February  8,  2001,  each of Cyprus  and  Larch  exchanged
                  $18,553,500 principal amount of First Mortgage Notes ("Claridge Notes")of the Claridge Hotel and Casino ("Claridge") with Park Place Entertainment Corp. ("PPE") for an aggregate of (i) 389,930.5 Shares, (ii) $7,979,500 principal amount of First Mortgage Notes of GB Property Funding Corp. ("GBPF Notes") and (iii) $10,781,048 in cash.

Item 4.           Purpose of Transaction

                  Larch and Cyprus have acquired their ownership (1) of a majority of the Shares and (2) of other securities of the Issuer, in order to be in a position to influence the affairs of the Issuer.

                  Except as otherwise provided in the Repurchase Agreement (the "Repurchase Agreement") by and between Larch and AREH, and Letter Agreement by and among Larch, Cyprus, AREH and Mr. Icahn (the "Letter Agreement"), copies of which are included in Exhibit E attached hereto, and the Starfire Agreement attached as Exhibit C hereto (the "Starfire Agreement") referred to in Item 6, Mr. Icahn and the Icahn Entities do not presently have any plans or proposals which relate to or would result in the acquisition or disposal of any Shares. Depending on market conditions and other factors, Mr. Icahn and the Icahn Entities may acquire additional Shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Icahn and the Icahn Entities reserve the right to dispose of some or all of their Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.           Interest in Securities of the Issuer


             (a) As of the close of business on February 8, 2001, Mr. Icahn and the Icahn Entities beneficially owned in the aggregate 7,255,422 Shares constituting approximately 72.55% of the outstanding Shares (based upon the 9,999,994 Shares stated to be outstanding as of September 30, 2000 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 14, 2000). Each of Starfire and Barberry may, by virtue of its membership interest in Cyprus, be deemed to own beneficially the 5,940,211 Shares as to which Cyprus possesses direct beneficial ownership. Each of Starfire and Barberry disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn may, by virtue of his ownership of and position(s) with Larch, Starfire, Barberry and API, be deemed to beneficially own the (i) 1,315,211 Shares as to which Larch possesses direct beneficial ownership and (ii)
                  5,940,211 Shares as to which Cyprus possesses direct beneficial ownership. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Cyprus and Larch also own $26,914,837 principal amount (an aggregate of approximately 48.8% of the outstanding) of GBPF Notes.


           (b) Larch has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,315,211 Shares. Cyprus has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,940,211 Shares. Each of Starfire and Barberry may, by virtue of its membership interest in Cyprus, be deemed to share with Cyprus the power to vote or to direct the vote and to dispose or to direct the disposition of the 5,940,211 Shares as to which Cyprus possesses direct beneficial ownership. Mr. Icahn may, by virtue of his ownership of and position(s) with Larch, Starfire and Barberry be deemed to share with (i) Larch the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,315,211 Shares as to which Larch possesses direct beneficial ownership and (ii) Cyprus the power to vote or to direct the vote and to dispose or to direct the disposition of the 5,940,211 Shares as to which Cyprus possesses direct beneficial ownership.

         (c) The only transactions effected within the past 60 days in the Shares are set forth in Item 4 hereof.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Larch, Cyprus and Park Place Entertainment Corp. are parties to an agreement (the "Agreement") pursuant to which the transactions referred to in Item 3 were conducted.

                  Larch and American Real Estate Holdings L.P., an affiliate of Mr. Icahn ("AREH"), are parties to the Repurchase Agreement pursuant to which AREH has the obligation, upon the satisfaction of certain conditions including, without limitation, obtaining gaming licenses required under the laws of the State of New Jersey, to purchase 925,280 Shares from Larch on the terms and conditions set forth therein.

                  On May 10, 2000, the New Jersey Casino Control Commission ("CCC") issued interim casino authorization ("ICA") to Larch and Cyprus. In accordance with the ICA, the Shares and GBPF Notes (collectively, "Trust Property") owned by Cyprus and Larch are held in an ICA Trust pending the companies' plenary qualification by the

                  CCC as holding and intermediary companies of a casino licensee. Pursuant to the terms of the ICA Trust Agreement (the "Trust Agreement"), prior to the occurrence of any ICA Event, the Trustee is required to follow the instructions of Cyprus and Larch regarding the holding and management of the Trust Property. The ICA expires on May 10, 2001. It is anticipated that the CCC will grant plenary qualification to Cyprus and Larch prior to that date. The ICA Trust dissolves by the terms of the Trust Agreement at the time of plenary qualification.

                  Starfire is party to the Starfire Agreement pursuant to which the counterparty thereto has the right at any time after October 4, 2001 and prior to October 4, 2002, to put 493,322 Shares and $10,095,891 principal amount of GBPF Notes to Starfire for a purchase price of $16,174,567, plus unpaid interest on such GBPF Notes.

                  The  discussions   herein  of  the  Agreement,   the  Starfire
                  Agreement, Trust Agreement and Repurchase Agreement are subject to and qualified in their entirety by reference to the complete text of those documents, which are included as
                  Exhibits B, C, D and E hereto, respectively, and are incorporated herein by reference.

                  Except as described above, to the knowledge of Mr Icahn and the Icahn Entities, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Icahn and the Icahn Entities or between Mr. Icahn and the Icahn Entities, and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to Be Filed as Exhibits

                  Exhibit A: Joint Filing Agreement dated February 13, 2001
                             among Carl C. Icahn, Larch, Cyprus, Starfire and Barberry.

                  Exhibit B: Agreement dated as of February 8, 2001 among Larch,
                             Cyprus and Park Place Entertainment Corp.

                  Exhibit C: Agreement  dated as of September 29, 2000
                             between Starfire and Bear, Stearns.

                  Exhibit D: Trust Agreement dated as of March 17, 2000 among
                             Larch, Cyprus and Honorable Robert L. Clifford.


                  Exhibit E: Repurchase Agreement dated as of March 1, 2000 by and between AREH and Larch (including Letter

                             Agreement dated March 1, 2000 among AREH, Larch Cyprus and Carl C. Icahn.

                  Exhibit F: Item 2 disclosure.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the Common Stock, par value $.01 per share, of GB Holdings, Inc., a Delaware corporation, is true, complete and correct.

Dated: February 13, 2001.


                                         Carl C. Icahn, Individually

                                         Larch LLC



                                         By:     Carl C. Icahn
                                         Title:  Member

                                         Cyprus, LLC

                                         By:     BARBERRY CORP.
                                         Title: Managing Member



                                         By:     Carl C. Icahn
                                         Title:  President

                                         STARFIRE HOLDING CORPORATION



                                         By:         Carl C. Icahn
                                         Title:  President

                                         BARBERRY CORP.



                                         By:         Carl C. Icahn
                                         Title:  President


              [Signature page to Schedule 13D re GB Holdings, Inc.]

                                    EXHIBIT A

                             Joint Filing Agreement

                  In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of GB Holdings, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 13th day of February, 2001.


                                         Carl C. Icahn, Individually

                                         Larch LLC


                                         By:     Carl C. Icahn
                                         Title:  Member

                                         Cyprus, LLC

                                         By:     BARBERRY CORP.
                                         Title: Managing Member


                                         By:     Carl C. Icahn
                                         Title:  President

                                         STARFIRE HOLDING CORPORATION


                                         By:         Carl C. Icahn
                                         Title:  President

                                         BARBERRY CORP.


                                         By:     Carl C. Icahn
                                         Title:  President


[Joint Filing Agreement among Carl C. Icahn, Larch LLC, Cyprus, LLC, Starfire Holdings Corp., and Barberry Corp., re Schedule 13D for GB Holdings, Inc.]